UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number 001-34738

Luokung Technology Corp.

(Translation of registrant’s name into English)

B9-8, Block B, SOHO Phase II, No. 9, Guanghua Road, Chaoyang District,
Beijing People’s Republic of China 100020
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Signing of Share Purchase Agreement

On March 29, 2022, LK Technology Ltd., a subsidiary of Luokung Technology Corp. (the “Company”), the Company and Beijing Zhong Chuan Shi Xun Technology Limited, a variable interest entity of the Company (“Beijing Zhongchuan”), signed an agreement (the “SPA”) with iTraffic Inc., a company incorporated under the Laws of the Cayman Islands, the two entities set forth in Part I of Schedule A to the SPA under the column “Offshore Selling Shareholder” (the “Offshore Selling Shareholders”), the four individual onshore selling shareholders set forth in Part II of Schedule A to the SPA under the column “Onshore Selling Shareholders” (the “Onshore Selling Shareholders”) for Beijing Zhongchuan to acquire Beijing Hongda Jiutong Technology Development Co., Ltd (“Hongda Jiutong”), a leading big data service provider for intelligent transportation and connected vehicles in China. Pursuant to the SPA, the Company plans to issue 6,000,000 shares of its Ordinary Shares as the offshore payment consideration. Beijing Zhongchuan is to pay a total of RMB12,156,200 for 100% of the equity interest of Hongda Jiutong. The terms of the transaction are described in detail in the SPA, which is filed Exhibit 99.1 hereto, which is hereby incorporated by reference in its entirety. As a result of the transaction, Hongda Jiutong will be a subsidiary of Beijing Zhongchuan.

A press release announcing the closing is furnished as Exhibit 99.2 hereto.

Financial Statements and Exhibits

Exhibits.

Number
99.1	Share Purchase Agreement, dated as of March 29, 2022
99.2	Press release of Luokung Technology Corp.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2022

LUOKUNG TECHNOLOGY CORP.

By:	/s/ Xuesong Song
Name: Xuesong Song
Title: Chief Executive Officer

2